UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): June 30, 2008

PARKWAY PROPERTIES, INC.
(Exact Name of Registrant as Specified in its Charter)

Maryland	1-11533	74-2123597
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Jackson Place, Suite 1000, 188 East Capitol Street, Jackson, MS 39225-4647
(Address of Principal Executive Offices, including zip code)

(601) 948-4091
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.01 Changes to Registrant's Certifying Accountant

Dismissal of Independent Accountant

On June 30, 2008, the Audit Committee of the Board of Directors of Parkway Properties Inc. (the "Company") unanimously approved the dismissal of Ernst & Young LLP ("E&Y") as the Company's independent registered public accounting firm.

During the Company's two most recent fiscal years ended December 31, 2007, and in the interim period between December 31, 2007 and June 30, 2008, there were no disagreements between the Company and E&Y on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to E&Y's satisfaction, would have caused E&Y to make reference to the matter of the disagreement in connection with their reports.

The audit reports of E&Y on the consolidated financial statements of the Company and its subsidiaries as of and for the fiscal years ended December 31, 2007 and 2006, did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. E&Y's report on the Company's consolidated financial statements for the year ended December 31, 2007 and dated February 27, 2008 was issued on an unqualified basis in conjunction with the filing of the Company's Annual Report on Form 10-K for the year ended December 31, 2007.

None of the reportable events described under Item 304(a)(1)(v) of Regulation S-K occurred within the Company's two most recent fiscal years ended December 31, 2007 or in the subsequent interim period through June 30, 2008.

The Company has requested, and E&Y has furnished, a letter addressed to the Securities and Exchange Commission stating that E&Y agrees with the above statements made by the Company. A copy of E&Y's letter dated July 7, 2008 is filed as Exhibit 16.1 to this Form 8-K.

Engagement of Independent Accountant

Also on June 30, 2008, the Audit Committee of the Company's Board of Directors unanimously approved the engagement of KPMG LLP ("KPMG") as its new independent registered public accounting firm, effective immediately.

Since 2005, KPMG has audited the consolidated historical-cost and consolidated current-value financial statements of Parkway Properties Office Fund, LP (the "Fund"). The Company owns a 25% interest in the Fund. Since the Company is the sole general partner and has the authority to make major decisions on behalf of the Fund, thereby giving the Company a controlling interest, the Fund is included in the Company's consolidated financial statements. KPMG's report on the Fund's consolidated historical-cost and consolidated current-value financial statements for the year ended December 31, 2007 and dated February 26, 2008 was issued on an unqualified basis in conjunction with the filing of the Company's Annual Report on Form 10-K for the year ended December 31, 2007.

During the Company's two most recent fiscal years ended December 31, 2007 and in the subsequent interim period through June 30, 2008, the Company did not consult with KPMG regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits:

16.1   Letter from Ernst & Young LLP to the Securities and Exchange Commission regarding change in certifying accountant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 7, 2008

PARKWAY PROPERTIES, INC.

By: /s/ Mandy M. Pope
       Mandy M. Pope
       Chief Accounting Officer